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OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.09 of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited (the “Company”) has published the “Announcement on the Resolutions passed at the Meeting of the Board of Directors of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

26 December 2012

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua and Yuan Xin An as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Xu Jie Bo as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

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Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2012-046

ANNOUNCEMENT on the resolutions Passed

at Meeting of the Board of DIRECTORS

OF

China Southern Airlines Company Limited

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement does not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

According to Article 176 of the Articles of Association of China Southern Airlines Company Limited (the “Company”), the Board passed the following resolutions by means of written resolution on 26 December 2012:

Approved the transfer of 15% of Hebei Aviation Investment Group Company Limited's shareholdings in Xiamen Airlines Company Limited to Jizhong Energy Resources Co., Ltd. with the consideration of RMB1,919 million, and approved that the Company waive to exercise the right of first refusal for such transfer of shareholdings.

The number of Directors supposed to consider the resolutions was 10 and all of them have taken part in the same. The Directors approved the above resolution unanimously after consideration. The manner and procedures for considering the relevant resolution were in compliance with the provisions of the Company Law, Securities Law and the Articles of Association of the Company.

Xiamen Airlines Company Limited (the “Xiamen Airlines”) is a controlled subsidiary of the Company and it is owned as to 51% of the Company, 34% of Xiamen C&D Corporation Limited and 15% of Hebei Aviation Investment Group Company Limited.

Heibei Aviation Investment Group Company Limited was duly incorporated on 29 June 2010 solely by Jizhong Energy Group Company Limited. Jizhong Energy Resources Co., Ltd. is a listed company on Shenzhen Stock Exchange (stock code: 000937) and its controlling shareholder is Jizhong Energy Group Company Limited.

After the transfer of 15% of Hebei Aviation Investment Group Company Limited's shareholdings in Xiamen Airlines to Jizhong Energy Resources Co., Ltd., the shareholdings of the Company in Xiamen Airlines shall remain unchanged as 51% and Xiamen Airlines is still a controlled subsidiary of the Company.

The Board of

China Southern Airlines Company Limited

26 December 2012

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